Insurance Acquisition Corp.

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

September 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Erin Jaskot, Esq.

Re:	Insurance Acquisition Corp. Registration Statement on Form S-4 File No. 333-239896

Dear Ms. Jaskot:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-239896) (the “Registration Statement”) of Insurance Acquisition Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern time, on September 24, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Sean M. Donahue at (202) 538-3557.

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Very truly yours,

Insurance Acquisition Corp.

By:	/s/ John M. Butler
John M. Butler
President and Chief Executive Officer

CC:	Amanda Abrams, Esq.
Sean M. Donahue, Esq.
Jeffery A. Letalien, Esq.
Martin C. Glass, Esq.
Jeffrey R. Shuman, Esq.

[Signature Page to Request for Acceleration of Effectiveness of Registration Statement]